FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2006

Silver Wheaton Corp.

(Translation of registrant's name into English)

Suite 1550, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____          Form 40 F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

1. Material Change Report dated February 13, 2006 – FORM 51-102F3,  MATERIAL CHANGE REPORT UNDER NATIONAL INSTRUMENT 51-102

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Silver Wheaton Corp.
(Registrant)

Date: July 17, 2006	By: /s/ Peter Barnes
Name

Its: President and Chief Executive Officer
(Title)

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER

NATIONAL INSTRUMENT 51-102

1.

Name and Address of Company

Silver Wheaton Corp.

1550-200 Burrard Street

Vancouver, BC  V6C 3L6

2.

Date of Material Change

February 13, 2006.

3.

News Release

A news release with respect to the material change referred to in this report was issued through newswire services on February 13, 2006 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.

Summary of Material Change

Silver Wheaton Corp. (“Silver Wheaton”) and Goldcorp Inc. (“Goldcorp”) have agreed to amend their existing silver purchase agreement in connection with Goldcorp’s plans to substantially increase its investment in exploration and development at its San Dimas mine in Mexico.  As a result of the planned exploration and development at San Dimas, Silver Wheaton and Goldcorp anticipate that additional silver sales will aggregate more than 100 million ounces over the remaining 24 year term of the silver purchase agreement.  It is projected that Silver Wheaton’s annual silver sales will increase to approximately 11.5 million ounces for 2006, 2007 and 2008, increasing to 15 million ounces per annum thereafter.

Goldcorp and Silver Wheaton have agreed to amend the existing agreement, increasing the minimum number of ounces of silver to be delivered over the 25 year contract period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton.  In consideration for these amendments, Silver Wheaton will issue to Goldcorp 18 million common shares, representing approximately 9.8% of the outstanding shares of Silver Wheaton, and a US$20 million promissory note, increasing Goldcorp’s ownership to approximately 62%, or 126 million common shares of Silver Wheaton.  The total consideration of US$150 million is equal to the approximate value of Silver Wheaton’s share of the future capital expenditures estimated over the remaining life of the existing agreement.

5.

Full Description of Material Change

Silver Wheaton and Goldcorp have agreed to amend their existing silver purchase agreement in connection with Goldcorp’s plans to substantially increase its investment in exploration and development at its San Dimas mine in Mexico.  As a result of the planned exploration and development at San Dimas, Silver Wheaton and Goldcorp anticipate that additional silver sales will aggregate more than 100 million ounces over the remaining 24 year term of the silver purchase agreement.  It is projected that Silver Wheaton’s annual silver sales will increase to approximately 11.5 million ounces for 2006, 2007 and 2008, increasing to 15 million ounces per annum thereafter.

The San Dimas mine has been in continuous production for over 100 years and is a low-cost producer of gold and silver.  As of December 31, 2004, proven and probable reserves totalled 38.4 million silver ounces, and inferred resources were estimated at 134.8 million ounces.  For further information on reserves and resources, please refer to the tables below.

Under the existing silver purchase agreement dated October 15, 2004, Silver Wheaton is entitled to purchase all of the silver produced by Goldcorp’s Mexican operations, Luismin, for a per ounce cash payment of the lesser of US$3.90 and the prevailing market price (subject to an inflationary adjustment commencing in 2007).  Further, Luismin is required to deliver a minimum of 120 million ounces over the 25 year contract period and Silver Wheaton is obligated to pay 50% of any capital expenditures made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the agreement.

Goldcorp and Silver Wheaton have agreed to amend the existing agreement, increasing the minimum number of ounces of silver to be delivered over the 25 year contract period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton.  In consideration for these amendments, Silver Wheaton will issue to Goldcorp 18 million common shares, representing approximately 9.8% of the outstanding shares of Silver Wheaton, and a US$20 million promissory note, increasing Goldcorp’s ownership to approximately 62%, or 126 million common shares of Silver Wheaton.  Goldcorp does not have any present intention to acquire ownership of, or control over, any additional securities of Silver Wheaton.  The total consideration of US$150 million is equal to the approximate value of Silver Wheaton’s share of the future capital expenditures estimated over the remaining life of the existing agreement.

Production of silver at the Luismin mines, which in 2005 approximated 8 million ounces, is expected to average approximately 9.5 million ounces for 2006, 2007 and 2008, increasing to 13 million ounces per annum thereafter.  As a result of the amendment to the silver purchase agreement, Silver Wheaton will not be required to fund its 50% share of the increased capital expenditures planned by Goldcorp and will preserve its cash resources to fund growth opportunities.

The independent directors of Silver Wheaton have received an opinion from GMP Securities L.P. that the transaction is fair, from a financial point of view, to Silver Wheaton.

Closing of the transaction is conditional upon completion of definitive documentation and receipt of all requisite regulatory approvals, including the approval of the Toronto Stock Exchange.

The transaction described herein is a related party transaction within the meaning of Rule 61-501 of the Ontario Securities Commission and Policy Q-27 of the Autorité des marchés financiers.  However, the transaction is exempt from the valuation and minority approval requirements of Rule 61-501 and Policy Q-27 on the basis that the subject matter of the transaction has a value of less than 25% of the market capitalization of Silver Wheaton.  The independent directors of Silver Wheaton have reviewed and approved the transaction.  The board of directors of Silver Wheaton has also received an opinion from GMP Securities L.P. that the transaction is fair, from a financial point of view, to Silver Wheaton.

Randy Smallwood, P. Eng., Vice President, Corporate Development of Silver Wheaton is the “qualified person” as defined in National Instrument 43-101 who has reviewed the proposed expansion of ore production at the San Dimas mine and has reviewed and approved of the contents of this material change report.

SAN DIMAS MINE MINERAL RESERVES AND RESOURCES

The following table sets forth the estimated Mineral Reserves (silver only) for the San Dimas Mine as at December 31, 2004:

Proven and Probable Mineral Reserves (1)

Category	Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)

Proven	1,090,000	489	17,200,000
Probable	1,490,000	442	21,200,000
Proven + Probable	2,590,000	462	38,400,000

(1)

The Mineral Reserves for the San Dimas mine set out in the table above have been estimated by Reynaldo Rivera, AusIMM at Luismin who is a qualified person under the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).  The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.  See “Description of the Business — Luismin Mines, Mexico — Mineral Reserve and Mineral Resource Estimates” in Silver Wheaton’s annual information form for the year ended December 31, 2004 for further details.

The following table sets forth the estimated Mineral Resources (silver only) for the San Dimas Mine as at December 31, 2004:

Measured, Indicated and Inferred Mineral Resources (1)(2)

(excluding Proven and Probable Mineral Reserves)

Category	Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)
		—	—
Inferred	13,260,000	316	134,800,000

(1)

The Mineral Resources for the San Dimas mine set out in the table above have been estimated by Reynaldo Rivera, AusIMM at Luismin who is a qualified person under NI 43-101.  The Mineral Resources are classified as inferred, and are based on the CIM Standards.  See “Description of the Business — Luismin Mines, Mexico — Mineral Reserve and Mineral Resource Estimates” in Silver Wheaton’s annual information form for the year ended December 31, 2004 for further details.

(2) Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2004 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This material change report uses the terms "Measured", "Indicated" and "Inferred" Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

Not applicable.

8.

Executive Officer

For further information contact Peter Barnes, Executive Vice President and Chief Financial Officer at (604) 696-3000.

9.

Date of Report

February 17, 2006.